Exhibit 99.1

Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Material Change Report Under Section 85(1) of the Securities Act (British Columbia), Section 146(1)of the Securities Act (Alberta) and Section 75(2) of the Securities Act (Ontario)

Item 1.

Name and Address of Company

KIMBER RESOURCES INC.

215 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

(“Kimber” or the “Company”)

Item 2.

Date of Material Change

November 9, 2006

Item 3.

News Release

A news release announcing the material change was issued by Kimber on November 10, 2006 at Vancouver, British Columbia. The news release was disseminated through Canada NewsWire.

Item 4.

Summary of Material Change

The Company reported that the Board of Directors has received the report and recommendations of the Independent Committee. The report concluded that no corporate action is required, beyond a number of specific internal steps that were recommended to be undertaken by the Board of Directors.

Item 5.

Full Description of Material Change

The full text of the news release referred to in Item 3 above announcing the material change is as follows:

“KIMBER BOARD RECEIVES INDEPENDENT COMMITTEE REPORT

November 10, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Independent Committee

The Board of Directors of Kimber Resources Inc. is pleased to advise that it has received the report and recommendations of the Independent Committee. The report concluded that no corporate action is required, beyond a number of specific internal steps that were recommended to be undertaken by the Board of Directors.

The factual investigation and legal analysis of the allegations was carried out by Special Counsel, Gerald W. Ghikas, Q.C. of Borden Ladner Gervais L.L.P., under the direction of Independent Committee members Dennis Bergen and Cliff Grandison.

The Board of Directors will review and implement as necessary the recommendations of the Independent Committee concerning a review of certain corporate policies, a review of Directors’ responsibilities, and improved communication between Board members and management.

The Company ’s sole focus continues to be to enhance shareholder value by developing further resources on the Monterde property, while simultaneously advancing pre- feasibility studies on the Carmen deposit ..

Stock Options

The Board also announces that it has granted stock options to purchase a total of 225,000 common shares to two new directors, an Officer of the Company and an executive responsible for operations in Mexico. The exercise price of the options is C$2.59 per share.

About Kimber

Kimber Resources Inc. holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico. On the Monterde property, The Company is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining.  Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Vice President, Corporate & Investor Relations

or

Robert Longe, P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.”

Item 6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.

Omitted Information

No information has been omitted from Item 5 for reasons of confidentiality.

Item 8.

Executive Officers

Mr. Michael E. Hoole, Vice President & Secretary is knowledgeable about the material change and this report and may be contacted at (604) 669-2251 (Loc. 110)

Item 9.

Date of Report

Dated at Vancouver, British Columbia, this 14th day of November, 2006.

KIMBER RESOURCES INC.

   “M. E. Hoole”

per:

Michael E. Hoole

Vice President and Secretary